UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

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Other Matters

Graphex Group Limited (OTC Expert Market) | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and American Depository Shares (“ADSs”) that are traded on the OTC Expert Market. Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we published the announcement that is attached to this Report (the “Announcement”) that referred to prior announcements of the Company regarding the Option Purchase Agreement, the Proposed Mandate and the Possible Disposal referenced in the Company’s Form 6-K filed on December 2, 2025 and that additional time is required by the Company to prepare and finalize certain information to be included in an offering circular that will be provided to the Company stockholders required by the Listing Rules with respect to such proposed transactions. We currently expect to provide such offering circular on or before 13 February 2026,

The information provided in this Report described above is not complete and subject to the terms and provisions set forth in the Announcement (and the description herein are qualified in their entirety by reference to the Announcement). The information in this Report is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMITED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: January 20, 2026

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement Regarding Further Delay In Despatch of Circular In Relation to Option Purchase Agreement Proposed Mandate In Relation to the Possible Very Substantial Disposal; Disposal of An Indirect Wholly-Owned Subsidiary of the Company dated 16 January 2026

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